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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                       TAKE-TWO INTERACTIVE SOFTWARE, INC.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    874054109
                                 (CUSIP Number)

                                  Ryan A. Brant
                                  575 Broadway
                            New York, New York 10012
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                 August 31, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13(d)-1(f) or 13d-1(g), check the following box |_|.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUPSIP NO. 874054109

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


      Robert A. Alexander
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    1,375,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          --
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,375,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    --
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,375,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     9.26%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


          IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

          This statement relates to shares of Common Stock, par value $.01 per share ("Common Stock"), of Take-Two Interactive Software, Inc. (the "Company"), issued in connection with the acquisition (the "Merger") of Jack of All Games, Inc. ("JAG") by the wholly-owned subsidiary of the Company, whereby all of the outstanding shares of capital stock of JAG were exchanged for shares of the Common Stock.

          The principal executive offices of the Company are located at 575 Broadway, New York, New York 10012.


Item 2. Identity and Background.

          This Schedule 13D is being filed by Robert A. Alexander.


          (a)  1255 Coventry Woods, Cincinnati, Ohio 45230.

          (b) R. Alexander is a director of the Company and President of JAG, the Company's wholly-owned subsidiary following the merger. JAG is in the business of distributing video games and has its principal place of business at 2909 Crescentville Road, Cincinnati, OH, 45069.

          (c) During the last five (5) years, R. Alexander has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (d) During the last five (5) years, R. Alexander has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (e)  United States


Item 3. Source and Amount of Funds or Other Consideration.

          In connection with the Merger, the Company issued an aggregate of 1,375,000 shares of Common Stock to R.

          Alexander, a stockholder of JAG. For purposes of this Schedule 13D, all 1,375,000 shares of Common Stock (the "Shares") are beneficially owned by R. Alexander.


Item 4. Purpose of Transaction.

          R. Alexander acquired the Shares in consideration of the purchase price under the Merger.

          As part of the Merger, an existing member of the Company's board of directors (the "Board") resigned, effective at the closing of the Merger, and R. Alexander was appointed to fill the vacancy on the Board thereby created. In addition, the Company engaged R. Alexander as President of JAG following the Merger.

          Except as set forth in this Item 4, R. Alexander does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of
          Schedule 13D.


Item 5. Interest in Securities of the Issuer.

          (a) The calculations in this Item 5 are based upon 14,853,863 shares of Common Stock issued and outstanding as of August 31, 1998 following the Merger. For purposes hereof, R. Alexander beneficially owns 1,375,000 shares of Common Stock, comprising 9.26% of the issued and outstanding shares of Common Stock. The foregoing calculations are made pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

          (b) R. Alexander is the sole owner of the Shares and has the sole power to vote and dispose of all of such Shares.

          (c) R. Alexander has not effected any transactions in shares of the Common Stock or in any options or warrants to purchase Common Stock in the past 60 days.

          (d) R. Alexander affirms that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of Common Stock beneficially owned by him.

          (e) It is inapplicable for the purposes herein to state the date on which R. Alexander ceased to be the owner of more than five percent (5%) of the Shares.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The Company executed a registration rights agreement (the "Rights Agreement") with R. Alexander pursuant to which he was granted certain registration rights with respect to the Shares.

          R. Alexander agreed in the Rights Agreement to lock-up the Shares, in the event that the Company files a registration statement for gross proceeds to the Company in excess of $12,000,000 in an underwritten public offering, which lock-up shall be on the terms and conditions imposed by such offering.

          R. Alexander also entered into an employment agreement with JAG following the Merger (the "Employment Agreement") pursuant to which employment agreement, as subsequently amended, he received options to purchase up to an aggregate of 100,000 additional shares of Common Stock, at an exercise price of $5.625 per share. Under the terms of the Employment Agreement, such options vest in two (2) equal installments on each of August 31, 1998 and 1999.

          Except as provided in the Rights Agreement, the Employment Agreement and in each of Items 4 and 5 hereof, R. Alexander does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company other than as set forth in Items 3 and 4.


Item 7. Material to be Filed as Exhibits.

              Exhibit 1 -       Form of Registration Rights Agreement dated
                                August 31, 1998 among the Company and R.
                                Alexander, among others.

              Exhibit 2 -       Employment Agreement between R. Alexander and
                                JAG, dated August 31, 1998.

              Exhibit 3 -       Amendment to Employment Agreement, dated
                                September 10, 1998.

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.






Dated September 10, 1998                 By:/s/ Robert A. Alexander
                                            -------------------------------
                                            Robert A. Alexander